ASIA8, Inc.

700 Lavaca, Suite 1400 - 2266

Austin, Texas 78701

May 14, 2013

Cecilia Blye, Chief

Office of Global Security Risk

Jennifer Hardy, Special Counsel

Mara Ransom

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

RE:

Comment Letter

Asia8, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed April 16, 2012

File No. 0-27735

Dear Madam/Sir,

This letter serves as our formal response to your comment letter dated December 13, 2012 in reference to the above mentioned subject.

General

1.  Please tell us about any contacts with Iran, Syria, or Sudan since your letter to us of September 17, 2009. In this regard, you disclose in the 10-K that you and WWA Group, Inc. do business in the Middle East and Africa, regions that include the referenced countries. We also note the disclosure about the cautionary letter WWA Group received from OFAC regarding past exports to Iran, Syria and Sudan, and note that WWA Group’s website currently states that Dubai is an ideal point from which to serve the huge markets of several countries including Iran. As you are aware, Iran, Syria and Sudan are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Syria and Sudan since your prior letters, whether through subsidiaries, resellers, distributors, or other direct or indirect arrangements, including through WWA Group. Your response should describe any products, equipment, components, or technology you have provided to those countries, and any agreements, commercial arrangements, or other contracts you have had with the governments of those countries or entities controlled by those governments.

Tel +1 480 505 0070; Fax +1 480 505 0071

Email info@ASIA8.com

ASIA8, Inc.

700 Lavaca, Suite 1400 - 2266

Austin, Texas 78701

Response:

Since September 17, 2009, the Company has had no contact with persons, entities or governments of Iran, Syria or Sudan.  The Company has no current or anticipated contacts persons, entities or governments of Iran, Syria or Sudan.   We have not generated any revenue, sold any products, equipment, components, or technology to persons, entities or governments of those countries, nor have we had or anticipate any agreements, commercial arrangements, or other contracts, whether directly by the Company or through subsidiaries, resellers, distributors, or other direct or indirect arrangements, including through WWA Group.

On April 27, 2007 WWA Group received a “cease and desist” order from the U.S. Office of Foreign Asset Control ("OFAC”) proscribing the sale of equipment or services, or facilitating the sale of equipment or services to persons with registered addresses in Iran, Syria or Sudan.  Asia8, WWA Group, and all affiliated companies have been in full compliance with this order since that date.   Asia8 wound down its efforts to sell any product in the Gulf Region after that date, and did not market any products to persons, or entities, or generate any revenue from any product sales to any party since mid 2008.

In 2007 -2012 WWA Group was subject to investigations by OFAC and pre-penalty notices issued by OFAC, for possible violations that were fully disclosed in all of WWA Group’s and Asia8’s SEC filings.  In 2012 OFAC decided to issue a warning to WWA Group rather than impose a penalty.

Since May of 2007, in compliance with the OFAC “cease and desist” order, up until October 2010 when WWA Group divested the UAE equipment auction subsidiary, WWA Group enforced a policy of prohibiting the registration of any bidder at any auction if he or she was a resident of Iran, Sudan or Syria.

The Company acknowledges that:

·

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

·

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,

·

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours faithfully,

______________________

Eric Montandon

Chief Executive Officer

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